RESTRICTED STOCKS PLAN

This Restricted Stocks Plan is ruled by the provisions below.

1.               Definitions

1.1.        The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

“Restricted Stock" means common stock nominative, without our nominal issue amount granted to the Beneficiaries and subject to the limitations specified in this Plan and the respective Stock Agreement;

"Restricted Stock Not Fully Acquired" means the Restricted Stock concerning which the condition established with item 7.1 below has not yet been met;

"Beneficiaries" means the Eligible Persons elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grants one or more Stock Restricted Stock under this Plan;

“B3” means B3 S.A. – Brasil, Bolsa e Balcão;

"Committee" means the committee established to advise the Board of Directors to manage the Plan, pursuant to item 4.1 below;

“Company" means the BRF SA, a publicly held corporation, headquartered at Jorge Tzachel, 475 Street, Fazenda, Zip Code: 88.301-600, City of Itajaí, State of Santa Catarina, registered at CNPJ/MF n. 01.838.723/0001-27;

“Board of Directors” means the Board of Directors of the company;

“Grant Agreement” means the private instrument of grant of Restricted Stock executed between the Company and the Beneficiary, whereby the grant Restricted Shares Company to the Beneficiary;

"Grant Date", unless otherwise expressly provided in this Plan or in the Grant Agreement, means, in relation to Restricted Stock granted to each of the beneficiaries, the signature of the Grant Agreement whereby such Restricted Stock are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another position of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

"Eligible Persons" means persons who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Restricted Stocks Plan;

“Stock Option Plan” means the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020;

2.               Objectives of the Plan

2.1.           The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulate the expansion, success and the achievement of social objectives of the Company; (b) align the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company, or other companies under its control, attract and retain the Eligible Persons.

3.               Eligible Persons

3.1.           May be elected as Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions in the Company or in other companies under its control.

3.2.           Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the Restricted Stocks grants in the quality of officers.

4.               Plan Administration

4.1.           The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, be assisted by the People, Governance, Organization and Culture Committee or any other group defined by it.

4.2.           In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

(a) the creation and application of general rules for the grant Restricted Stock under the Plan, and the solution of questions of interpretation of the Plan;

(b) the election of the Beneficiaries among the Eligible Persons, and the authorization to grant Restricted Stock on their behalf, establishing all the conditions for the acquisition of rights relating to the Restricted Stock to be granted as well as the modification of such conditions when necessary or appropriate;

(c) the authorization for the sale of treasury shares to satisfy the grant of Restricted Stock under the Plan; and

(d) approve terms and conditions of the Grant Agreements to be entered into between the Company and the Beneficiary, subject to the provisions of the Plan.

4.3.           In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees from the Company or from companies under its control that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases involving the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptional circumstance shall not constitute a precedent for other Beneficiaries.

4.4.           The deliberations of the Board of Directors are binding for the Company in respect of all matters relating to the Plan.

5.               Grant of Restricted Stocks

5.1.           Annually, or whenever it deems necessary, the Board of Directors will approve the grant of Restricted Stock, electing the Beneficiaries in favor of which the Company will sell the Restricted Stock under the Plan, establishing terms and vesting conditions related to the Restricted Stock.

5.2.           The Restricted Stock grant is performed by the conclusion of Grant Agreements between the Company and the Beneficiaries, which shall, without prejudice to other conditions determined by the Board, (a) the amount of the grant Restricted Stock object and (b) the terms and conditions for the acquisition of rights relating to the Restricted Stock. The Board of Directors may also establish the payment of said amount in cash or in shares, in the form to be established in the respective Grant Agreement.

5.3.           The Board of Directors may make the acquisition of rights related to the Restricted Stocks to any conditions, that deems convenient and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.

5.3.1. Without prejudice to other conditions that the Board of Directors deems convenient, pursuant to item 5.3 above, the acquisition of Restricted Stocks rights may, at the discretion of the Board of Directors, be either wholly or partially subject to the Company’s achievement of certain performance rates. Measurement of performance rates and their effects on the acquisition of Restricted Stocks rights shall be defined by the Board of Directors and should be reflected in the Grant Agreements.

5.4.           The Board of Directors may establish differentiated terms and conditions for each Grant Agreement, without application of any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

6.               Stocks subjected to the Plan

6.1.           The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan shall not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.

6.2.           The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries some or all of the Restricted Stocks to which they are entitled in the form of ADRs — American Depositary Receipts — backed by stocks issued by the Company, subject to the limits established in item 6.1 above, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

7.               Acquisition of Rights Related to Restricted Stock

7.1.           Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired by the Beneficiaries that remain continuously connected, as an administrator or employee of the Company for the period to be defined by the Board of Directors and established in each Grant Agreement.

7.2.           Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall either transfer the relevant Restricted Stocks or the equivalent financial amount to the Beneficiary, at no cost to the Beneficiary.

7.3.           The Restricted Stock fully acquired under the Plan will maintain all the rights inherent to the condition of shareholders of the Company, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.

8.               Hypothesis of Termination and its Effects

8.1.           Except otherwise defined by the Board of Directors and established in the respective Grant Agreements, the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

9.            Effective Term Plan

9.1.           The Plan shall become effective on the date of its approval by the Company's General Shareholders Meeting and shall remain in force for an indefinite period and may be terminated at any time by decision of the General Shareholders Meeting. The Plan shall end not affect the rights fully acquired the Restricted Stock granted based on it.

10.         General Provisions

10.1.        Nothing in the Plan shall grant to any Beneficiary the right to remain as administrator and/or employee of the Company, nor interfere in any way the right of the Company, at any time and subject to legal and contractual conditions, terminate the employment contract employee and/or discontinue the trustee's mandate.

10.2.        This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

10.3.        Each Beneficiary shall expressly adhere to the terms of the Plan, by signing the agreement, without any exception, as defined by the Board of Directors.

10.4.        The rights and obligations relating to Restricted Stock granted under this Plan are personal and not transferable, the Beneficiary may not, under any circumstances, assign, transfer or otherwise dispose of any third party such rights or obligations.

10.5.        Any significant legal change regarding the regulation of corporations, public companies, labor relations and/or tax effects of a grant plan actions, may cause the full review of the Plan.

10.6.        The cases shall be governed by the Board of Directors, asked when he deems it appropriate, the General Shareholders Meeting. Any Restricted Stock granted under the Plan is subject to all the terms and conditions set forth herein, terms and conditions shall prevail in case of inconsistency regarding the provisions of any agreement or document mentioned in this Plan.

***